

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Scott R. Zemnick
General Counsel
VPC Impact Acquisition Holdings
c/o Victory Park Capital Advisors, LLC
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

Re: VPC Impact Acquisition Holdings
Amendment No. 3 to Registration Statement on Form S-4
Filed August 19, 2021
File No. 333-254935

Dear Mr. Zemnick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2021 letter.

Amendment No. 3 to Form S-4

Information about Bakkt
The Company, page 270

1. Please revise the introductory discussion of Bakkt's business to include a bullet point list explaining how the company currently generates revenue and how it expects to generate revenue in the future. Include the following:
    • Disclose the percentage of revenue that Bakkt currently generates from its loyalty redemption service;
    • Disclose clearly that revenue from Bakkt's other offerings are currently immaterial;
    • Describe how Bakkt will generate revenue through its consumer app; and

- Explain why Bakkt believes crypto trades will be a significant driver of its future revenue.

  For example, we note the statement in your July 9th response letter that "The consumer app is separate from, and the buy/sell activity on Bakkt Marketplace does not provide consumers with access to, Bakkt's institutionally-focused offerings. The current level of activity on the app is immaterial."

Our Relationship with ICE and the Triparty Agreement, page 291

2. We note your reference to "our physically-delivered bitcoin futures contracts and the options contracts that are based on those futures contracts (collectively, "PDF Contracts"). Since you are the agent under the Triparty Agreement, clarify why you reference the PDF Contracts as being your contracts. Your customers are IFUS and ICUS under this agreement. Please revise your disclosure here and on page 289.

Revenue Recognition
Triparty Agreement, page F-60

3. In order to help us evaluate your response 5, please revise your accounting policy disclosure (and make corresponding revision as necessary throughout the filing) to more clearly articulate the nature of your promises by:
   - Clarifying the distinction, if any, between the custody function and the warehousing function. We note page 51 defines the Bakkt Warehouse as "the custody operations conducted by Bakkt Trust," thus it is unclear whether the reference to warehousing is meant to describe a promise incremental to the promise to provide custody and promises (i) through (vi);
   - Clarifying when for a PDF Contract you commence providing custody (e.g. only upon maturity of the PDF Contract);
   - As a follow-up to the preceding bullet, clarifying the meaning of promise (iii), which refers to accepting bitcoin deposits, and its relationship to the custody service you provide. For example, is promise (iii) stating that you accept bitcoin deposits for a PDF contract between contract execution and its settlement or maturity, such that you provide custody prior to contract settlement or maturity?
   - Clarifying whether all promises, other than custody, are completed within the one month PDF contract period; and
   - Revising the description of promise (ii) to clarify to whom you provide custody service. We note that the preceding sentence states that Bakkt's customers under the TriParty Agreement are IFUS and ICUS and that promise (ii) includes "ensuring safe storage of bitcoin for PDF Contract Traders."

4. In order to help us evaluate your response 7 related to recognition, please revise your disclosure to:
   - Clarify whether you are applying the practical expedient described in ASC 606-10-10-4.
   - Clarify what you mean in the description of the average obligation period by the

phrase "until the PDF Contract is settled by the PDF Contract Trader" and how that point in time relates to the maturity of the PDF contract. For example, the description of promise (ii) refers to when PDF Contracts settle through physical delivery, which occurs upon maturity, and notes that a number of PDF contracts settle prior to maturity.

5.   It is unclear from response 6 your basis for asserting that a single performance obligation exists. In order to help us evaluate your response, please either explain to us whether the timing and amount of recognition of revenue would change materially if custody and/or promises (i) through (vi) were separate performance obligations and the reasons why or why not or provide an accounting analysis supportive of your conclusion that a single performance obligation exists.

Item 21. Exhibits and Financial Statement Schedules, page II-1

6.   Please file as an exhibit your Digital Currency Trading, Clearing, and Warehouse Services Agreement with IFUS and ICUS (the "Triparty Agreement").

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Era Anagnosti